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February 28, 2007

Mr. Rufus Decker

Division of Corporate Finance

Mail Stop 7010

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:  File No. 1-7233

Dear Mr. Decker:

Below are our responses to your Comment Letter dated February 1st regarding our Form 10K for the year ended June 30, 2006 and Form 10Q for the quarter ended September 30, 2006.  The responses are in the same order in which your letter was written.

Also we acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K – June 30, 2006

General

1.

Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response.  These revisions should be included in your future filings, including your interim filings where applicable.

The Company has included below in its responses, where applicable, the revisions or additional disclosures that will be included in the future filings.

Management’s Discussion and Analysis

Contractual Obligations

2.

Please revise the table of contractual obligations to include estimated interest payments on your debt and post retirement benefit payments.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

The Company will include estimated interest payments and post retirement benefit payments in the table of contractual obligations, including the related assumptions used to derive the amounts, in future Form 10K filings.  We anticipate updating the table of contractual obligations as of March 31, 2007 in the next quarterly report on form 10Q.  Had these amounts been included in the table of contractual obligations as of June 30, 2006, the table would be revised as follows:

Payments Due by Period

  Less

More

 than 1

1-3

3-5

than 5

Contractual Obligations

Total

year

years

years

years

Long- and short-term debt obligations

$117,602

$  3,873

$35,713

$78,016

$       --

Operating lease obligations

26,744

6,395

10,186

6,311

3,852

Estimated interest payments 1

25,874

6,832

14,193

4,778

71

Post-retirement benefit payments 2

3,040

236

520

575

1,709

Purchase obligations

      4,500

          --

          --

    4,500

         --

Total

$177,760

$17,336

$60,612

$94,180

$5,632

1 Estimated interest payments are based upon effective interest rates as of June 30, 2006. See Item 7A for further discussions surrounding interest rate exposure on our variable rate borrowings.

2 Post-retirement benefit payments are based upon current benefit payment levels plus estimated health care costs trends of 8% in the first year trending to 5% through fiscal 2016.

Financial Statements

Statements of Consolidated Cash Flows

3.

Under Capital Structure you disclosed that you have an insurance program for executives.  Please tell us where you classified the increases in the cash surrender value of life insurance in the statements of cash flows and the related amounts for each period presented.  Please also tell us where you have classified the amounts borrowed against the cash value of life insurance and the related amounts for each period presented.  If material, please disclose your accounting policy and the related amounts for each period presented in your statements of cash flows and in the Liquidity and Capital Resources section.  Please refer to AICPA Technical Practice Aids Section 1300.13.

During the 1980’s, the Company purchased life insurance policies for a number of then key executives.  All of these executives are retired from the Company.  The policies were primarily purchased to fund a retirement obligation to these executives.  The Company has not purchased life insurance policies for any of the current executives.  The Company has not borrowed against the cash surrender value of the policies for the three years presented.  The increases in the cash surrender value of the life insurance policies have been classified as part of the change in ‘prepaid expenses and other’, which appears as a component of operating cash flows in the consolidated statement of cash flows.  The Company has paid premiums in the amount of approximately $350,000 in each of the last three years.  The increase in the cash surrender value for the three years presented exceeded those premiums by an average of approximately $1.4 million for each of the last three years.  Management has concluded that the premiums paid are not a material amount to warrant an accounting policy nor are the amounts material to the Statements of Consolidated Cash Flows for either operating cash flows or investing cash flows, as determined by management under the guidance contained in Staff Accounting Bulletin 99.  The Company will record the premiums paid as cash flows for investing activity in all future filings in accordance with AICPA Technical Practice Aids Section 1300.13.

Summary of Accounting Policies

General

4.

Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•

In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

In MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling, general and administrative expenses.

The Company will include a description of the expenses included in cost of goods sold and general and administrative categories in future filings on Form 10K in the management discussion and analysis.  The Company expects that such additional disclosure will be as follows:

The Company includes expenses in either cost of goods sold and selling, general and administrative categories based upon the natural classification of the expenses.  Cost of goods sold includes expenses associated with the acquisition, inspection, manufacturing and receiving of materials for use in the manufacturing process.  These costs include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs as well as depreciation, amortization, wages, benefits and other costs that are incurred directly or indirectly to support the manufacturing process.  Selling, general and administrative includes expenses associated with the distribution of our products, sales effort, administration costs and other costs that are not incurred to support the manufacturing process.  The Company records distribution costs associated with the sale of inventory as a component of selling, general and administrative expenses in the Statements of Consolidated Income.  These expenses include warehousing costs, outbound freight charges and costs associated with distribution personnel.  Our gross profit margins may not be comparable to those of other entities.

Inventories and Revenue Recognition

5.

You disclosed that inventory is stated at the lower of cost or market, yet you recognized a loss of $1.6 million due to inventory write-downs as a result of the plan to sell the USECO product lines in the discontinued operations line item.  Please tell us in a comprehensive manner the facts and circumstances that lead you to conclude that the USECO inventory was stated at the lower of cost or market at June 30, 2005, but was impaired in March 2006.  Please also tell us the following:”

•

the amount of inventory held for the USECO product lines as of June 30, 2005 and March 31, 2006, and

•

the revenue generated by the USECO product line for the nine months ended March 31, 2004, March 31, 2005 and March 31, 2006.

The USECO business was formerly part of our Food Service Equipment Group and sold a number of products including commercial disposals and a rethermalization product line used by central kitchens to store, re-heat and serve meals.  The rethermalization product line is a specialized product line and the customer base has historically been limited to large institutional kitchens.  These units are generally built to customer specifications.  Sales history of USECO is included below.

Prior to the discontinuation of the business, the Company manufactured and procured inventory to support the ongoing business of USECO.  The inventory on hand just prior to the decision to discontinue the business was forecasted to be sold in the normal course of business at normal margins.  Included in the inventory on hand at June 30, 2005 were also spare parts and service items required to support the USECO product lines, and when sold, generated positive gross margins.  It should be noted that the inventory that was on hand at June 30, 2005 turned during the nine months ended March 31, 2006.  Prior to discontinuing the business, the inventory was considered to be recoverable if the Company were to continue to support the USECO business with normal sales and marketing efforts.

As of March 2006, the Company had only one order for the rethermalization business and had been unsuccessful in winning additional business.  At this time, management committed to a plan to discontinue the USECO business, including the commercial disposal product line and the rethermalization product line.  When the Company made the decision to discontinue the USECO business, the Company evaluated opportunities to sell the various product lines.  As a result of this evaluation, the Company determined that the operating components of the business may not be saleable.  Rather, the Company determined that the more likely sale would simply involve the transfer of the intellectual property of the USECO product lines.  This intellectual property would include technologies, trade names, customer lists and manufacturing know-how.  At that date, management discontinued all sales and marketing efforts with respect to the USECO business.  It was concluded that the resources of the Company should be re-directed to its other businesses in the Food Service Equipment Group.

Given the change in strategy and lack of sales and marketing support, the inventory amounts were deemed unrecoverable. A detailed review of USECO inventories was performed.  The carrying value of all inventories was adjusted to reflect an exit strategy that reflected a liquidation of the inventory rather than normal sales efforts.  This review resulted in an impairment charge totaling $1.6 million.  All inventories were adjusted to net realizable value (i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal) in accordance with ARB 43.  The inventory that remained following the decision to discontinue the business was primarily related to the materials necessary to complete the one remaining customer order and to fulfill any remaining sales obligations.

In the second quarter of fiscal 2007, the Company completed the sale of the assets of the commercial disposal product line.  The Company continues to market the intellectual property of the remaining USECO business, comprised primarily of the rethermalization product line.

June 30, 2005

March 31, 2006

Inventory, net

$ 2,765

$ 631

Nine Months Ended March 31,

2006

2005

2004

Revenue

$ 5,869

$ 12,862

$ 8,954

Industry Segment Information

6.

You disclosed corporate and other expenses of $19.3 million in 2006, $18.3 million in 2005 and $17.5 million in 2004.  However you did not disclose the nature of the expenses included in this line item, why the expenses are not allocable to any of your five reportable segments or if there are any asymmetrical allocations or corporate and other expenses.  Please provide the disclosure required by paragraphs 31 and 32 of SFAS 131.

The Company will include the following additional disclosures in future filings on Form 10K in the industry segment footnote:

Given the nature of our corporate expenses, management has concluded that it would not be appropriate to allocate the expenses associated with corporate activities to our operating segments.  These corporate expenses include the costs for the corporate headquarters, salaries and wages for the personnel in corporate, professional fees related to corporate matters and compliance efforts, stock-based compensation and post-retirement benefits related to our corporate executives, officers and directors, and other compliance related costs.  The Company has a process to allocate and recharge certain direct costs to the operating segments when such direct costs are administered and paid at Corporate.  Such direct expenses that are recharged on an intercompany basis each month include such costs as insurance, workers compensation programs, outside legal fees, audit fees and pension expense.

The Company believes that the majority of the costs recorded and accumulated as Corporate costs are directly a result of the Company being a public entity as well as a holding company for our sundry and disparate businesses.  The Company believes that these costs are not costs which are directly attributable to the operations of our operating segments and thus any allocation of these costs would be discretionary and may misrepresent the performance of our operating segments.

The Company reviewed the disclosure requirements of paragraphs 31 and 32 of SFAS 131 and will add a reconciliation of Income from Operations to the consolidated income before income taxes and discontinued operations and expects the reconciliation will be revised as follows:

Income from continuing operations before taxes

2006

2005

2004

Food Service Equipment

$ 18,771

$20,578

$ 15,364

Air Distribution Products

11,089

7,424

13,869

Engraving

12,835

9,904

6,864

Engineered Products

9,281

12,102

10,436

Hydraulics Products

6,641

5,092

3,182

Restructuring charge

(930)

(2,668)

(1,218)

Other expenses, net

410

1,672

279

Corporate

   (19,436)

  (18,277)

(17,532)

Total income from operations

$ 38,751

$ 35,827

$ 31,244

Interest expense

(7,681)

(6,493)

(5,725)

Other, net

       893

     523

     665

Income from continuing operations

  before income taxes

$ 31,963

$ 29,857

$ 26,184

Further, the Company will also include the following statement in the segment disclosures.

The accounting policies applied by the reportable segments are the same as those described in Note 1 to the consolidated financial statements.  There are no differences in accounting policies which would be necessary for an understanding of the reported segment information.

Discontinued Operations, Restructuring, Asset Impairments and Dispositions

7.

Please disclose within management’s discussion and analysis known trends, events, and uncertainties relating to discontinued operations that could materially affect your liquidity, financial condition, and results of operations between the date when you classified an entity as discontinued and the date when all of the risks of those operations are transferred or terminated as required by SAB Topic 5:Z.5.  Please also disclose material contingent liabilities, such as product or environmental liabilities that remained after the disposal of an entity in accordance with SFAS 5 and SAB Topic 5:Z.5.

The Company will include in the discussion in the management discussion and analysis in future 10K filings the following disclosure regarding the liabilities and contingencies retained by the Company in connection with the dispositions of various divisions and businesses previously owned by the Company:

The majority of the recent dispositions of businesses have been done so via asset sales.  As such, liabilities and contingencies such as workers compensation, product liability and environmental matters for properties not sold are retained by the Company after the disposition.  The Company can and does estimate those amounts and records the amount considered probable when incurred.  As of June 30, 2006, there were a number of open workers compensation claims, product liability claims and some environmental matters associated with operations which had been discontinued or sold through asset dispositions.  The Company has recorded liabilities for these amounts and management does not believe that the outcome of these matters will be material to the financial position, results of operations or cash flows.  The Company does not have any continuing involvement in any of these businesses.

If you have any questions regarding our response or require additional information, please contact me or Tim O’Neil at (603) 893-9701.

Sincerely,

Standex International Corporation

/s/ Christian Storch
Christian Storch Chief Financial Officer